Exhibit 6.11
PROPERTY MANAGEMENT AGREEMENT
THIS PROPERTY MANAGEMENT AGREEMENT ("Agreement") is entered into as of this ____day of, 2023 by and between ______limited liability company ("Owner") and Emerson K Management, LLC dba Old Town Rental, a _____ limited liability company ("Manager").
RECITALS
A.
Owner owns the residential property located at _________("Property"), which Owner intends to operate as a short-term rental.
B.
Owner seeks to engage Manager to manage, operate, and maintain the Property as a short-term rental on behalf of Owner, and Manager seeks to accept such engagement upon the terms and conditions set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, the above recitals which are incorporated herein by reference, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Owner and Manager hereby agree as follows:

  DEFINITIONS

Terms not defined elsewhere in this Agreement shall have the meanings set forth below, which meanings shall be applicable equally to the singular and plural of the terms defined.
“Accounting Period” means a 12-month calendar year ending on December 31st.  Provided, however, the first Accounting Period shall commence upon Stabilization and end on December 31st, and the last Accounting Period shall end upon expiration or sooner termination of the Term.
"Affiliate" means, with respect to any Person: (a) any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person; (b) any other Person owning or controlling 50% or more of the outstanding voting securities of, or other ownership interests in, such Person; and (c) any officer, director, general partner or managing member of such Person.
"Bankruptcy" means, with respect to the affected party:  (a) the entry of an Order for Relief under Title 11 of the United States Code, as amended ("Bankruptcy Code"); (b) the admission by such party of its inability to pay its debts as they mature; (c) the making by it of an assignment for the benefit of creditors; (d) the filing by it of a petition in bankruptcy or a petition for relief under the Bankruptcy Code or any other applicable federal or state bankruptcy or insolvency statute or any similar law; (e) the filing of an involuntary petition under the Bankruptcy Code; (f) an application by such party for the appointment of a receiver for the assets of such party, or (g) the imposition of a judicial or statutory lien on all or a substantial part of its assets.

"Capital Expenditure" means any expenditure in respect of the purchase or other acquisition of any fixed or capital asset, including FF&E (but excluding the FF&E Fee which is expensed), which are required to be capitalized in accordance with GAAP (excluding normal replacements and maintenance which are required to be expensed under GAAP).
“Data Protection Laws” means any statute, rule, regulation, industry standard, contractually imposed industry standard, or contractual requirements that relate to the collection, use, protection, knowing disclosure, or unauthorized disclosure of Personal Data.  Data Protection Laws includes, but is not limited to, data breach notification laws, the Payment Card Industry Data Security Standard, the Telephone Consumer Protection Act of 1991, and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003.
"Final Accounting" shall include the following: (a) final financial statements including the balance of income and expenses on the Property as of the date of termination, (b) written summary of all outstanding accounts payable and copies of all outstanding invoices, (c) final bank statements following the close of the Operating Account and of any security deposit accounts established pursuant hereto, and (d) Property-level income tax and 1099 information.
“FF&E” means furniture, fixtures and equipment to furnish the Property.
  “GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.
"Gross Rental Receipts" means the aggregate amount of all gross receipts actually received by or on behalf of Owner, determined on a cash basis, from (a) tenant rentals and other sums collected pursuant to leases (excluding tenant security deposits returned to tenants) and other amounts collected for rental of the Property, (b) income from the operation of the Property, including but not limited to, internet access, laundry, and vending machines, if any, (c) proceeds from rental loss or business interruption insurance, (d) any sums and charges collected in connection with the termination of tenant leases or settlement of related claims and (e) application fees, cleaning fees, pet fees, administrative fees, and other similar miscellaneous income. Gross Rental Receipts shall not include the proceeds of (i) any sale, exchange, refinancing, condemnation, or other disposition of all or any part of the Property, (ii) any loans to Owner, whether or not secured by all or any part of the Property, (iii) any capital contributions made to Owner, (iv) any insurance proceeds (other than rental loss or business interruption insurance) maintained with regard to the Property, (v) security deposits received from any prior owner of the Property or directly from tenants (until applied to obligations that constitute Gross Rental Receipts) and any interest accrued thereon, (vi) interest income, (vii) advance rents (until such payments are to apply as rental income), (viii) abatements of taxes, awards arising out of takings by eminent domain, discounts and dividends on insurance policies and (ix) rental concessions not paid by third parties.

"Leasing Guidelines" means the leasing guidelines attached hereto as Exhibit A that set forth the guidelines for leasing the Property for each Accounting Period.  The Leasing Guidelines and any modifications thereto must be approved by Owner.
“Major Capital Expenditures” means any expenditure to repair, maintain, or replace the foundation, structural support, or roof of the Property, which such maintenance, repair or replacement will extend the useful life of such asset for more than one year and which is required to be capitalized in accordance with GAAP, and the cost to acquire and replace the FF&E.
“Minor Capital Expenditures” means all Capital Expenditures other than Major Capital Expenditures.
“Operating Account” means an interest-bearing depository account or accounts in the name of Owner opened and maintained by Manager for the benefit of Owner with a reputable FDIC-insured bank or financial institution approved by Owner into which deposits, and from which disbursements, are made pursuant to this Agreement.
“Owner’s Gross Profit” means, for the applicable Accounting Period, Gross Rental Receipts paid to Owner less all of Owner’s Operating Costs.
“Owner’s Operating Cost” means the sum total of: all fees paid to Manager hereunder, all utilities for the Property, Taxes, premiums for insurance described in Section 9.1, homeowner’s dues and assessments, fees for services, repairs and maintenance described in Section 5.2 including Minor Capital Expenditures and Major Capital Expenditures (amortized in accordance with GAAP) paid or incurred by Owner for maintaining, operating and repairing the Property used in conjunction therewith, including, without limitation, the costs of other services not paid separately by Manager, services of independent contractors, suppliers, compensation, including employment taxes and fringe benefits, of all persons who perform duties in connection with services, repairs and maintenance described in Section 5.2 including Minor Capital Expenditures and Major Capital Expenditures, asset management fees, licenses, permits and inspection fees, and reasonable legal and accounting expenses.
"Person" means any individual, partnership, corporation, limited liability company, trust or other legal entity.
“Personal Data” means any information that can be associated with or traced to any individual including an individual’s name, address, telephone number, e-mail address, credit card information, social security number or other similar specific factual information, regardless of the media on which such information is stored (e.g. on paper or electronically) and that is generated, collected, stored or obtained as part of this Agreement in connection with the management of the Property.
"Property Employees" means those persons employed by Manager to discharge Manager’s duties under this Agreement, including without limitation on-site management staff, if any.
“Stabilization” means the first to occur of (i) the Property is occupied by tenants for 50% of the days in a month and (ii) three (3) months following the Commencement Date.

“Total Cost” means the sum of all costs Owner incurred to acquire and furnish the Property, including the purchase price, closing costs, FF&E, the cost of the services, repairs and maintenance described in Section 5.2 including Minor Capital Expenditures, Major Capital Expenditures and $[___________]in working capital to fund start-up costs and initial operating deficits.
"Working Capital Reserve" means a cash reserve held in the Operating Account that is readily available to Manager during the Term to finance the services, repairs and maintenance described in Section 5.2 including Minor Capital Expenditures and Major Capital Expenditures, insurance premiums for the Property described in Section 9.1, and utilities for the Property, in such amounts as determined by the Owner in its sole discretion.
“Yield on Total Cost” means, for the applicable Accounting Period, a rate of return expressed as a fraction, the numerator of which is Owner’s Gross Profit, and the denominator of which is Owner’s Total Cost.

  APPOINTMENT OF MANAGER; TERM
    Appointment of Manager.  Owner hereby engages Manager, and Manager agrees to serve, as the exclusive manager of the Property for the period of time and upon the terms and conditions hereinafter set forth. Manager shall manage, operate and maintain the Property in accordance with the terms of this Agreement and in the highest standards of property management.
    Term. The term of this Agreement shall commence on [________] (“Commencement Date”) and expire on the two (2) year anniversary of the Commencement Date (“Term”).  Notwithstanding the foregoing, either Owner or Manager may terminate this Agreement at any time for any reason without penalty upon one hundred eighty (180) days written notice to the other party.

  MANAGER DUTIES
    Leasing. Manager shall provide the following leasing services for Owner: (a) advertise the availability of the Property for rent on a short-term basis on sites such as Airbnb, Marriott Homes and Villas, Booking.com and VRBO/Homeaway (each a “Nationally Recognized Platform”) and their affiliated sites, and otherwise promote and market the Property for use as a short-term rental; (b) secure tenants and lease the Property in accordance with the then-current Leasing Guidelines approved by Owner and prepare all prospective leases on a standard lease agreement in the form attached hereto as Exhibit A, or, if the tenant is procured through a Nationally Recognized Platform, prepare the prospective lease on the form lease provided by the applicable Nationally Recognized Platform; (c) collect all rent payments and other charges due from tenants in Owner's name and deposit all such monies in the Operating Account; and (d) each Accounting Period, prepare and submit to Owner for approval Leasing Guidelines for the next Accounting Period (the Leasing Guidelines for the initial Accounting Period are attached hereto as Exhibit B).

  Budget. For each Accounting Period, not later than December 1st, the Manager shall prepare a proposed budget for the upcoming calendar year Accounting Period, which shall include the projected: (i) Gross Rental Receipts, (ii) Owner’s Operating Costs, and (iii) Working Capital Reserve. The budget will be submitted to Owner for approval and following such approval shall constitute an "Approved Budget" for purposes of this Agreement. The Approved Budget for the initial Accounting Period is attached hereto as Exhibit C.  If the proposed budget for an Accounting Period is not approved prior to such Accounting Period, Manager shall operate the Property in accordance with the prior year's Approved Budget until such time as a new budget is approved by Owner, which approval may be by electronic mail in accordance with Section 10.2 below, excluding the obligation to provide confirmation within 48-hours. In addition to the Approved Budget, Manager shall provide Owner all other reports required by any loan documents evidencing any debt secured by the Property ("Loan Documents") and shall comply with the provisions of the Loan Documents applicable to the Property and to the Manager, if any.
  Property Employees.  Manager shall be solely responsible and liable for hiring, training, paying, supervising, and discharging the work of the Property Employees.  Prior to hiring any individual, Manager shall conduct a background check on such individual as permitted by law. The Property Employees shall be employees of Manager and not of Owner and Manager shall be solely responsible for legal compliance concerning the foregoing activities. All compensation including salary and fringe benefits payable with respect to the Property Employees shall be solely the responsibility of the Manager. Manager shall prepare and submit all forms, reports and returns required by all federal, state, or local laws in connection with unemployment insurance, workers' compensation insurance, disability benefits, social security, and other similar taxes now in effect or hereafter imposed with respect to the Property Employees.
  Supplies and Equipment.  Manager shall, at Manager’s sole cost and expense, replace as necessary supplies for the Property, including without limitation: cleaning supplies, tools, equipment, light bulbs, paint, shampoo, conditioner, body wash, toilet paper and other restroom supplies, coffee k-cups, paper towels, laundry detergent, dishwasher detergent and other items and supplies necessary for the use, operation and maintenance of the Property and customarily used in short-term rental properties (collectively, “Supplies”). All Supplies shall be the property of Owner and shall be delivered to and stored at the Property, as appropriate and shall be used only in connection with the management, use, operation, and maintenance of the Property.
  Services, Repairs and Maintenance.
    Manager shall maintain or cause the Property and all improvements thereon to be maintained in good order, repair, and condition.
  Manager shall: (i) complete all routine maintenance and repairs of the Property, (ii) complete all Minor Capital Expenditures, including maintenance and repair of FF&E, (iii) complete all Major Capital Expenditures pursuant to Section 5.2, and (iv) without limiting the generality of the foregoing, such maintenance and repair shall include exterior grounds and landscaping services, routine repairs to improvements, cleaning and janitorial services, maintenance of HVAC systems, plumbing, electrical and equipment and such other normal maintenance and minor alteration and repair work as may be advisable or necessary and customary for the use and operation of the Property as a short-term rental property. Manager shall hire and discharge independent contractors approved by Owner for the repairs and maintenance of the Property as set forth herein to the extent involvement of such independent contractors is necessary for completion of such work. Manager shall be solely responsible for supervising such work and for any and all damages to the Property or injuries to Persons caused by work.
  Preventive Maintenance. Manager shall establish, and administer, a preventive maintenance plan for the Property (subject to Owner approval), and shall review such plan on an annual basis and make any necessary adjustments to such plan in Manager’s reasonable opinion.
  Emergency Repairs. Manager may make expenditures or enter into contracts for repairs to the Property which, in Manager’s opinion, using reasonable business judgment, are immediately required to be made for the preservation and safety of the Property, or to avoid danger to life or property at the Property (“Emergency Expenditures”).  Manager shall promptly, but in no event later than 24 hours from the time Manager learns of such emergency, notify Owner by telephone, electronic mail or similar method of any such emergency. Promptly thereafter, Manager shall send Owner a written notice setting forth the nature of the emergency and any action taken in connection therewith.
  Licenses and Permits of Manager.  Manager shall, at its sole cost and expense, in a timely manner, apply for, obtain and maintain all licenses and permits (including deposits and bonds) required for Manager in connection with the management and operation of the Property.  Owner agrees to execute and deliver any and all applications and other documents and to otherwise cooperate to the fullest extent with Manager in applying for, obtaining, and maintaining such licenses and permits.
  Compliance with Laws. Manager shall, at its sole cost and expense, perform its obligations hereunder in a manner which shall comply with and shall cause the Property or any non-structural portion of the Property to comply in all respects with and shall abide by all statutes, laws, rules, regulations, requirements, orders, notices, determinations, and ordinances of any federal, state, or local government and appropriate departments, commissions, or boards with jurisdiction over the Property, as well as with the requirements of any insurance companies covering any of the risks against which the Property is insured and with the rules, regulations and requirements of the applicable board of fire underwriters or other similar insurance body (collectively, the “Requirements”). Manager shall promptly notify Owner of any notice of violation of Requirements with respect to the Property that it receives from any governmental authority.
  Legal Proceedings.  Subject to Owner's prior approval, Manager shall institute legal actions, which Manager deems appropriate to collect charges, rent, or other income from the Property, or to dispossess tenants or other persons in possession who default, or to cancel or terminate any rental agreement for the breach thereof.  Subject to Owner's prior approval, Manager is authorized to institute and defend on behalf of Owner and/or Manager all legal actions related to Manager's authority and performance under this Agreement.  Attorneys' fees and costs for such legal actions shall be at Manager’s expense.  Settlement of all legal matters require the Owner’s advance written approval.

  Liens. Manager shall not allow the creation of, and shall take all steps necessary to remove, any lien, encumbrance, or security interest which attaches to the Property or any portion of the Property as a result of the performance of Manager’s obligations under this Agreement.

  Personal Data. Manager shall maintain all Personal Data of and for tenants in compliance with Data Protection Laws. Manager and its affiliates providing services to the Property shall comply with all applicable Data Protection Laws.
  Tenant Data. Manager shall maintain and use best commercially reasonable efforts to keep confidential any and all tenant profiles, records, mailing lists, contact information, histories and other information obtained or collected by Manager in the ordinary course of the business of the Manager and/or its management of the Property in accordance with this Agreement, including (but not limited to) information regarding a tenant’s stay at the Property or use of any of the facilities of the Property and tenant’s preferences (collectively, the “Tenant Data”).  To the extent any Tenant Data is also Personal Data, Manager shall maintain all Personal Data in compliance with Data Protection Laws. Notwithstanding anything to the contrary, Owner shall be the sole owner all Tenant Data and agrees to provide a perpetual and irrevocable license to Manager to use such data for unrelated business purposes as long as such use remains in compliance with this agreement as well as any applicable laws and regulations.
  General Duties.  Manager shall, at Manager’s sole cost and expense, (a) maintain at Manager's office at its address set forth on the signature page to this Agreement orderly files containing rent records, insurance policies, leases, correspondence, receipted bills and vouchers, bank statements, canceled checks, deposit slips, debit and credit memos, and all other documents and papers pertaining to the Property or the operation thereof in accordance with the terms of this Agreement, all of which shall be readily accessible to Owner; (b) provide Property-level reports for the preparation and filing by Owner of each income or other tax return required by any governmental authority, including annual financial statements for the Property; (c) consider and record tenant service requests and complaints in systematic fashion showing the action taken with respect to each, and investigate and report to Owner in a timely fashion with appropriate recommendations all complaints of a nature that might have a material adverse effect on the Property or the Approved Budget; (d) supervise the check-in and check-out, and render an inspection report, an assessment for damages and a recommendation on the disposition of any deposit held as security for the performance by the tenant under its lease with respect to vacating the Property; (e) review all bills received for the services, work, and supplies ordered in connection with maintaining, repairing, and operating the Property and, except as otherwise provided in this Agreement, timely pay such bills when due; and (f) not knowingly permit the use of the Property for any purpose that might void any policy of insurance held by Owner or that may render any loss thereunder uncollectible, or be in violation of any laws.  All such records are the property of Owner and will be delivered to Owner upon request.

  MANAGEMENT FEES; BOOKS AND RECORDS; DISBURSEMENT TO OWNER
  Management Fee.  Following Stabilization, Manager shall receive, as compensation for its services in managing the day-to-day operations of the Property in accordance with the terms of this Agreement, a management fee for each Accounting Period ("Management

  Fee") calculated as follows: (i) fifteen percent (15%) of Gross Rental Receipts until Owner has achieved a Yield on Total Cost equal to nine percent (9%) for the applicable Accounting Period, then (ii) twenty percent (20%) of Gross Rental Receipts for the duration of the Accounting Period. The Management Fee is payable monthly in arrears in accordance with Section 4.3 below, and reconciled at the end of each Accounting Period in accordance with Section 4.4 below.
  FF&E Fee. In addition to the Management Fee, Owner shall pay Manager a one-time fee equal to twenty percent (20%) of the final written estimate received by Owner from the designer to design, purchase, and install the FF&E (“FF&E Fee”). Owner shall pay Manager the FF&E Fee upon the purchase of such FF&E.
  Payment of Management Fee.  Following Stabilization, within fifteen (15) days after the end of each calendar month, Manager shall submit to Owner a written statement, certified as correct by Manager, which shall set forth the (a) Gross Rental Receipts, and (ii) Owner’s Operating Costs, each for the preceding calendar month (“Monthly Statement”).  Upon receipt of each Monthly Statement, Owner shall authorize payment to Manager from the Operating Account an amount equal to the estimated Management Fee due for the preceding calendar month paid in advance for such preceding calendar month.  If there is a period at the beginning or end of the Term, whether or not the end of the Term is due to an early termination of this Agreement in accordance with the terms herein, which is less than a full calendar month, then the Management Fee shall be determined pro rata based on the number of days in the month.
  Annual Statement/Reconciliation of Management Fee. Within thirty (30) days after the end of each Accounting Period, Manager shall furnish to Owner a written statement, certified by an independent certified public accountant, or, at the Owner's election, by the Manager's Chief Financial Officer, to be correct, showing total (i) Gross Rental Receipts, and (ii) Owner’s Operating Costs, each by month and a total for the Accounting Period (“Annual Statement,” and together with the Monthly Statement, the “Statement”).  Manager shall pay to Owner at that time the excess, if any, revealed by such Annual Statement of the Management Fee due over the Management Fee payments previously made.  If it is determined that Owner has paid Manager a Management Fee for any Accounting Period in excess of sums actually due, such excess shall be credited by Owner against the Management Fee due in the subsequent month(s).
  Books and Records.   Manager shall keep full, complete and proper books, records and accounts for the Property, including, by way of illustration only, (i) Gross Rental Receipts and (ii) Owner’s Operating Costs.  Owner and its agents and employees shall have the right at any and all reasonable times, during regular business hours, to examine and inspect all of the books and records of the Property, including all accounting entries, general ledgers, financial statements, Statements, any sales and/or income tax returns pertaining to the business of Manager conducted in, upon, or from the Property, for the purpose of investigating and verifying the accuracy of any Statement.  Manager shall keep all such records for a period of six (6) years after the close of each Accounting Period.  All records shall be maintained by Manager at its principal address set forth in the signature block of this Agreement.  Manager shall, within ten (10) days after a request by Owner, provide Owner with true copies of any and all records requested for the Property.
  Disbursements to Owner. After payment of Owner’s Operating Costs at month-end, all remaining funds in the Operating Account (less the Working Capital Reserve) shall be immediately disbursed to Owner and transferred by electronic funds transfer to an account designated by Owner.

  OWNER’S RIGHTS AND DUTIES
    Inspection of Property. Owner and its agents shall have the right to enter upon any part of the Property at any reasonable time during the Term for the purpose of examining or inspecting the Property, but any inspection shall be done with as little disruption to the business of the Property as possible and subject to the terms of any leases and the rights of tenants.
    Services, Repairs and Maintenance Cost of Owner. Owner shall pay for the services, repairs and maintenance described under Sections 3.4, 3.5, 3.6, and 3.7, all Minor Capital Expenditures and Major Capital Expenditures. Manager shall notify Owner of any necessary repairs or replacements that qualify as Major Capital Expenditures, and Owner shall have the right, in its sole discretion, to proceed with such work. Manager shall supervise and monitor all Major Capital Expenditures.
    Utilities. Manager shall contract in Owner’s name and pay directly to the applicable service provider all utilities provided to and serving the Property, the costs of which shall be borne by Owner and included in the Working Capital Reserve.
    License and Permits of Owner. Owner shall, at its sole cost and expense, be responsible for all licenses and permits required for the Property, including use as a short-term rental property. Manager agrees to cooperate with Owner in gathering data for processing applications for permits and licenses that Owner pursues for the Property and its use as a short-term rental.
    Taxes. Owner shall be solely responsible for all real estate and personal property taxes, general and special real property assessments, sales and use tax, occupancy tax, and other like charges (collectively, "Taxes") which are or may become assessed against the Property or its operations.  Manager, if requested by Owner, will cooperate with Owner to prepare an application for correction or appeal of the assessed valuation of the Property (in cooperation with representatives of Owner) to be filed with the appropriate governmental agency. Sales and use Tax or occupancy Tax due on rental proceeds which are collected by the Manager from tenants will be paid to the appropriate governmental entities by the Manager to ensure compliance.

  ACCOUNTING
  Operating Account. Owner authorizes Manager to open and maintain the Operating Account in the name of Owner, with an authorized representative of Manager as a signatory, and Owner shall deliver to Manager any documentation reasonably requested by the depository institution which is necessary to establish the Operating Account.  Subject to the requirements of any Loan Documents, all monies received by Manager for or on behalf of Owner, shall be deposited by Manager in the Operating Account.  All monies of Owner held by Manager pursuant to the terms of this Agreement shall be held by Manager in trust for the benefit of Owner to be disbursed as provided in this Agreement, and such funds shall not, unless Owner otherwise has agreed or directed, be commingled with the funds of any other Person, including Manager, its employees, or Affiliates.  Manager shall maintain books and records of the funds deposited in the Operating Account and withdrawals therefrom. Persons designated by Manager and approved by Owner from time to time shall be authorized signatories on the Operating Account. Owner shall be a signatory on the Operating Account established hereunder and may withdraw funds from the Operating Account in accordance herewith. All persons designated by Manager as authorized signatories or who otherwise handle funds for the Property shall be covered by employee crime and dishonesty insurance maintained by Manager as set forth under Section 9.2.  Any expense relating to such insurance shall be borne by Manager.
  Security Deposit Account. Manager shall comply with all applicable laws with respect to security deposits received from tenants in respect of the Property. Manager shall maintain records of all security deposits deposited, and shall return such security deposits to any tenant in the ordinary course of business in accordance with the terms of the applicable lease.
  Working Capital Reserves. Owner shall deposit in the Operating Account funds sufficient to fund the Working Capital Reserve in the Approved Budget to the extent that such expenses are reasonably expected to exceed funds derived from the operation of the Property for the applicable Accounting Period.  Owner shall replenish any depletion in the Working Capital Reserve within ten (10) days after receiving a request from Manager.
  Statements and Accounting Method. The Statements and any other financial statements and reports required hereunder shall be prepared on a cash basis in accordance with GAAP. If requested by Owner, Manager will cooperate in an audit of an Accounting Period by an independent certified public accountant selected and paid for by Owner. Manager shall also comply with all reporting requirements relating to the management and operation of the Property required under any Loan Documents affecting the Property. Owner may request, and Manager shall provide within a reasonable period after such request, additional leasing and management reports that relate to the management and operation of the Property and assistance with any special accounting projects.
  Tax Information.  Manager shall provide Owner with the Statements and all other financial statements and information necessary for Owner to prepare its income tax returns no later than forty-five (45) days following the end of the Accounting Period.
  Expenses for Statements.  All costs and expenses incurred in connection with the preparation of any Statements, budgets, schedules, computations and other reports required under this Agreement shall be the responsibility of Manager.
  Final Accounting and Transition. Within sixty (60) days after expiration of the Term or earlier termination of this Agreement, Manager shall deliver to Owner (a) the Final Accounting with respect to the operations of the Property, (b) all materials and supplies, keys, books and records, contracts, receipts of deposit, unpaid bills and other papers and documents that pertain to the Property then in possession or control of Manager, (c) all funds and monies of Owner held by Manager with respect to the Property, including money in the Operating Account, and evidence that Manager is no longer a signatory under the Operating Account, and (d) all security deposits of Owner held by Manager.  After the expiration of the Term or earlier termination of this

  Agreement for any reason other than Owner's default, Manager shall be available to consult with Owner regarding the operation and maintenance of the Property.  In addition, Manager shall cooperate with Owner to accomplish an orderly transfer of the operation and management of the Property to a party designated by Owner. Manager shall, at its cost and expense, promptly remove all signs wherever located indicating that it is the property manager of the Property and replace and repair any damage resulting therefrom and transfer all online advertising to Owner or the successor Property manager, as applicable.  Expiration of earlier termination of this Agreement shall not release either party from liability for failure to perform any of the duties or obligations as expressed herein and required to be performed by such party for the period before the expiration or earlier termination.
  Right to Audit.  Owner may from time to time cause an audit of the business of Property to be made by an accountant of Owner's selection, and if the Statement previously made to Owner shall be found to be inaccurate, then there shall be an adjustment and one party shall pay to the other on demand such sums as may be necessary to settle in full the accurate amount of Management Fee that should be paid to Manager for the period or periods covered by such inaccurate Statement or Statements.  If the audit shall discover an inaccuracy of greater than five percent (5%) error with respect to the amount of the Management Fee paid to Manager for the period of such report, then Manager shall immediately pay to Owner the costs of such audit; if otherwise, the cost of such audit shall be paid by Owner.  If such audit shall disclose any willful or substantial, i.e., ten percent (10%) or more, inaccuracies (“Willful or Substantial Inaccuracy”), then Manager shall immediately pay to Owner the costs of such audit, and such Willful or Substantial Inaccuracy shall be deemed a default hereunder that is not capable of cure by Manager.  The acceptance by Owner of any profit distributions to Owner by Manager pursuant to this Agreement shall not be construed to be an admission by Owner of the accuracy of any Statement furnished by Manager during the month or year reported therein, or of the sufficiency of the amount of any such distributions, and Owner shall be entitled to inspect the books and records of the Property, and receive any additional sums due from Manager disclosed by such inspection, as described above.

  INDEMNIFICATION
    Indemnification by Owner.  Owner shall indemnify and hold harmless Manager, and its respective officers, directors, shareholders, members, agents, employees, parents, subsidiaries, and Affiliates (collectively, the "Manager Indemnitees"), and defend the Manager Indemnitees against any and all liabilities, claims, causes of action, losses, demands, judgments, settlements, and costs and expenses, including reasonable attorneys' fees and court costs, (each a "Claim" and collectively "Claims") arising out of or in connection with (a) Owner’s negligence, willful misconduct, or fraud or (b) Owner's breach of this Agreement.
  Indemnification by Manager.  Manager shall indemnify and hold harmless Owner, each person who holds a direct or indirect ownership interest in Owner and their respective officers, directors, shareholders, agents, employees, parents, subsidiaries, and Affiliates (collectively, the "Owner Indemnitees"), and defend the Owner Indemnitees with counsel reasonably satisfactory to Owner, against any and all Claims arising out of or in connection with (a) the negligence, willful misconduct, or fraud of Manager, the Property Employees, or Manager's agents, (b) Manager's breach of this Agreement, (c) any Claims by Property Employees and independent contractors performing services that are Manager’s responsibility under this Agreement.
  Notices, Defense of Claims, and Survival.  A party seeking indemnification under Section 7.2 or 7.3 (a) shall give the party from whom it seeks indemnification prompt written notice of a Claim, (b) shall permit the indemnifying party to conduct the defense and settlement of the Claim, (c) shall provide, at the indemnifying party's sole expense, reasonable cooperation in the defense of the Claim, and (d) shall have the right to participate in the defense of the Claim with counsel of its own choosing and at its own expense. An indemnitor may not settle any Claim against the indemnitee without the written consent of the indemnitee, which consent shall not be unreasonably withheld. The indemnification obligations of the parties in this Agreement shall survive expiration or earlier termination of this Agreement.  Each Owner Indemnitee and Manager Indemnitee is a third-party beneficiary of this Agreement to the extent of their indemnity, defense and similar rights under the applicable indemnification provision and may enforce such provision against Owner or Manager, as applicable.

  DEFAULT AND REMEDIES
    Default by Manager.  Manager shall be deemed to be in default under this Agreement at any time following the occurrence of an Event of Default.  As used herein, the term "Event of Default" shall mean the occurrence of one or more of the following: (a) the failure by Manager to pay monies or make distributions when due and as required pursuant to the terms of this Agreement and such failure continues for three (3) business days after notice thereof; (b) a breach by Manager of any non-monetary term or condition of this Agreement and such breach continues for thirty (30) days after notice thereof; (c) the negligence, fraud, or willful misconduct by Manager in carrying out its duties and obligations under or in connection with this Agreement; (d) the occurrence of any Bankruptcy with respect to Manager or criminal indictment or conviction of a crime involving fraud, theft, or financial misdeeds with respect to (i) Manager, or (ii) any other officer, director, general partner, or managing member of Manager or any Affiliate of Manager; or (e) the loss of any license necessary for Manager to carry out its obligations under this Agreement.
    Remedies of Owner.  Upon the occurrence of an Event of Default by Manager as specified in Section 8.1, Owner shall have the right to terminate this Agreement, pursue any and all claims available at law or in equity and recover from Manager damages that Owner has suffered due to Manager's default.
    Default by Owner.  Owner shall be deemed to be in default under this Agreement at any time following the occurrence of an Event of Default.  As used herein, the term "Event of Default" shall have the meaning set forth in Section 8.1, except the term “Manager” is replaced with “Owner.”
  Remedies of Manager.  Upon the occurrence of an Event of Default by Owner as specified in Section 8.3, Manager shall have the right to terminate this Agreement after any applicable notice and cure period, pursue any and all claims available at law or in equity and recover from Owner damages that Manager has suffered due to Owner’s default.

  INSURANCE
    Insurance on the Property.  Owner shall obtain and maintain, or cause to be obtained and maintained, at Owner’s expense, each of the following:
      Casualty Insurance. All risks property insurance on the improvements in an amount not less than one hundred percent (100%) of the full replacement costs of the improvements.  "Full replacement cost" as used herein means the cost of replacing the improvements (exclusive of the cost of excavations, foundation and footings below the lowest basement floor) without deduction for physical depreciation thereof.
      Liability and Other Insurance. Commercial general liability insurance, in an amount not less than $1,000,000 on an occurrence basis against claims for personal injury, bodily injury and property damage.
    Manager's Insurance.
      During the Term of this Agreement, Manager shall carry and maintain comprehensive general liability insurance and excess or umbrella liability in amounts satisfactory to Owner and any mortgageholder, including (i) contractual liability insurance specifically covering the indemnification obligations of Manager under this Agreement on an "occurrence" basis against claims for bodily injury, personal injury, and property damage with limits not less than $1,000,000 per occurrence and $2,000,000 general aggregate and (ii) coverage for harassment, cyber liability, wrongful eviction, tenant discrimination, and comprehensive fidelity insurance (including depositors forgery) on a claims made basis with limits of not less than $1,000,000 per claim and $2,000,000 general aggregate liability (collectively, the "Manager's Liability Insurance"). The Owner and mortgageholder, if any, shall be named additional insured on the Manager's Liability Insurance, which shall be primary to any insurance coverage described in Section 9.1.  Manager shall provide to Owner a written certificate from the carrier reflecting that Manager's Liability Insurance is effective in accordance with this Section 9.2 and that Manager's Liability Insurance will not be canceled or modified without at least thirty (30) days prior written notice to Owner and any mortgageholder.
      Manager shall carry and maintain crime and dishonesty insurance and also carry and maintain errors and omissions insurance, director and officers insurance and employment practices insurance with a minimum of $1,000,000 in coverage.
  All insurance provided for under this Section 9.2 shall be carried and maintained at Manager’s sole expense, effected under valid enforceable policies issued by insurers approved by Owner and licensed to do business in the State where the Property is located.  All property, general liability and excess or umbrella liability insurance shall include coverage for acts of terrorism.  All policies shall comply with the insurance requirements set forth in any mortgage loan.  The certificates for the required policies shall be delivered by Manager to Owner, and any mortgageholder within five (5) days after request therefor from any such entity.  If requested by

  Owner, or any mortgageholder, Manager shall deliver to Owner satisfactory evidence of payment of the premium on such policy prior to the expiration date of such policy.  To the extent obtainable, all such policies shall contain agreements by the insurers that (i) no act or omission by the party responsible for maintaining such coverage shall impair or affect the rights of an additional insured, mortgagee or loss payee to receive and collect the proceeds under the policies, (ii) such policies shall not be cancelled except upon not less than thirty (30) days prior written notice to each additional insured, and (iii) the coverage afforded thereby shall not be affected by the performance of any work in or about the Property.
  Manager shall cause to be placed and kept in force workers' compensation insurance in compliance with all applicable federal, state, and local laws and regulations covering all Property Employees.
  Waiver of Subrogation.  Each insurance policy required hereunder with respect to the Property shall contain a waiver of subrogation and similar rights, whereby the insurer thereunder waives any right of subrogation it may have with respect to the Owner, Manager or any mortgageholder for any claims that are insured under such policy.  Each party shall notify the other party if any insurance carrier does not agree to waive subrogation rights in any property insurance policy required by this Agreement.
  Handling Claims.  Manager shall promptly report to Owner all accidents, claims for damages relating to the ownership, operation and maintenance of the Property, any damage to or destruction of the Property, and the estimated costs of repair thereof, and prepare and file with the applicable insurance company in a timely manner required reports in connection therewith.  Manager shall cooperate with and assist Owner in the investigation, processing, or settlement of claims affecting the Property including the execution of proofs of loss, the adjustment of losses, signing and collection of receipts, and collection of money, with the prior approval of Owner.
  Contractor's and Subcontractor's Insurance.  Manager shall require all contractors and subcontractors entering upon the Property to perform services to have insurance coverage at the contractor's or subcontractor's expense, in the following minimum amounts:  (a) worker's compensation – statutory amount; (b) employer's liability (if required under applicable law) – $500,000 (minimum); and (c) commercial general liability insurance, including comprehensive auto liability insurance covering the use of all owned, non-owned and hired automobiles, with bodily injury and property damage limits of $1,000,000 per occurrence and $2,000,000 in the aggregate.  Manager shall obtain and keep on file a certificate of insurance that shows that each contractor and subcontractor is so insured and provide copies of the same to Owner.

  MISCELLANEOUS PROVISIONS
  Confidentiality.  Each party hereby agrees to protect the financial and other confidential and/or proprietary information provided by the other party from any use, distribution or disclosure except as permitted herein, including, by way of illustration only, Tenant Data.  Each party shall use the same standard of care to protect said information as is used to protect its own confidential and proprietary information, but under no circumstance shall either party use less than a reasonable standard of care.  Notwithstanding the above, nothing shall prevent the disclosure of any information pursuant to the syndication of the beneficial interests in the Owner or to broker-dealers, due diligence officers, investors or other Persons involved in or related to the offering of the beneficial interests in the Owner.
  Notices.  All notices or other communications required or permitted hereunder shall be in writing and addressed as set forth below and either personally delivered, sent by overnight mail (Federal Express or the like), or sent by registered or certified mail, postage prepaid, return receipt requested, or sent by e-mail.  Notice hereunder shall be deemed to have been properly given or served for all purposes and shall be deemed received upon the earlier of (i) if personally delivered, the date of delivery to the address of the person to receive such notice if delivered during ordinary business hours, or, if not, then the following business day; (ii) if sent by overnight mail, the business day following its deposit in such overnight mail facility; (iii) if mailed, on the date of delivery as evidenced by the return receipt; or (iv) if given by e-mail, when the sender receives a confirmation of delivery, if sent during ordinary business hours, or, if not, then the following business day.  Any notice, request, demand, direction, or other communication sent by e-mail must be confirmed within forty-eight (48) hours by letter mailed or delivered in accordance with the foregoing.  All notices to be given to the parties hereto shall be sent to or delivered using the contact information set forth in this Agreement.  Whenever in this Agreement the giving of Notice is required, the giving of such Notice may be waived in writing by the person or persons entitled to receive such Notice. Notices shall be directed to the following addresses:

  Owner:
  Arrived [       ], LLC
  c/o Arrived Holdings, Inc.
  1 West Mountain Street
  Suite 109
  Fayetteville, AR 72701
  am@arrived.com

  Manager:
  Emerson K Management, LLC dba Old Town Rental
  ric@oldtownrental.com
  (253) 224-7607
  Any party to this Agreement may change its address for notice purposes by giving notice to the other party under this section, provided that the address change shall not be effective until 5 days after the effective date of delivery of the notice of the change.
  Severability.  If any term, covenant, or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant, or condition to a person or circumstance other than those as to which it is held invalid or unenforceable, shall not be affected thereby.  Each term, covenant, or condition of this Agreement shall be enforced to the fullest extent permitted by law.

  Electronic Signatures.  Signature pages may be executed by any electronic means recognized by applicable law, and signature pages may be delivered by, email or other electronic means and shall be conclusive evidence of execution. Any electronic signature hereto or to any other related certificate, agreement or document, shall have the same legal validity and enforceability as a manually executed signature.
  No Joint Venture or Partnership.  Notwithstanding anything to the contrary in this Agreement, Owner and Manager hereby agree that nothing contained herein shall be construed as making Manager and Owner members of a joint venture or partners.  Neither Manager nor the Property Employees shall be deemed to be employees of Owner.  The services of Manager shall be rendered as an independent contractor and not as an agent for Owner.  Owner and Manager agree that neither party will make any contrary assertion, claim, or counterclaim in any action, suit, arbitration, or other legal proceeding involving Owner and Manager.
  Entire Agreement.  This Agreement embodies the entire agreement and understanding between Owner and Manager with respect to its subject matter and supersedes all prior agreements and understandings, written and oral, between Owner and Manager related to that subject matter.
  Governing Law.  This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Washington without giving effect to the principles of conflict of laws to the extent such principles would require or permit the application of the laws of another jurisdiction.  Venue for any action brought to enforce this Agreement or collect any sum due under this Agreement shall be in any court of applicable jurisdiction in  Kings County, Washington.
  Modification and Waiver.  This Agreement and the obligations of the parties under this Agreement may be amended, supplemented, waived, and discharged only by an instrument in writing executed by the party against which enforcement of the amendment, addendum, waiver, or discharge is sought.
  Assignment.  Manager may not assign this Agreement or any rights or benefits under this Agreement without the prior written consent of Owner, in its sole discretion. Any assignment by Manager in contravention of the provisions of this Section 10.9 shall be void and ineffectual and shall not bind or be recognized by Owner.  Owner may assign this Agreement without the prior written consent of the Manager.
  Broker Cooperation. If Owner executes a listing agreement or brokerage agreement for the sale or financing of the Property, Manager shall cooperate with Owner and the broker or principal related to such activities provided that such activity shall not interfere with the operation of the Property or its use by tenants and occupants.
  Limitation of Owner Liability.  In no event shall Manager seek to enforce any obligation, in tort, contract or otherwise, against any member, authorized representative, officer, director, trustee, beneficiary, shareholder or employee of Owner or against any person or entity, of any tier, which directly or indirectly owns, controls or has any direct or indirect interest in Owner. In the event Owner is in breach or default with respect to Owner’s obligations or otherwise under this Agreement, Manager shall look solely to the equity of Owner in the Property for the satisfaction of Manager’s remedies.
  Attorney’s Fees. If Owner or Manager engage the services of an attorney to collect monies due or to bring any action for any relief against the other, declaratory or otherwise, arising out of or related to this Agreement, the losing party shall pay the Prevailing Party a reasonable sum for attorneys’ fees in such suit, at trial and on appeal.  “Prevailing Party” shall include without limitation (a) a party who dismisses an action in exchange for sums allegedly due; (b) the party who receives performance from the other party of an alleged breach or a desired remedy that is substantially equivalent to the relief sought in an action or proceeding; or (c) the party determined to be the prevailing party by an arbitrator or a court of law.

[Signature Page Follows]

The Owner and Manage duly execute this Agreement as of the date first written above.
OWNER: Arrived ______ LLC, a ____________ limited liability company By: Name: Cameron Wu Title:Vice President, Investments
MANAGER: ______________________, a ________________________ By: Name: Title:

Signature Page to Property Management Agreement

EXHIBIT A
APPROVED RENTAL AGREEMENT FORM(S)
[See Attached]

EXHIBIT A -1-

EXHIBIT B
LEASING GUIDELINES
Effective Period:  Commencement Date through December 31, 2023
To be agreed upon by Owner and Manager
EXHIBIT A -2-

EXHIBIT C
APPROVED BUDGET
[See Attached]